Itaú Unibanco Banco Múltiplo S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 19, 2009

On February 19, 2009, at 4:00 pm., the Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. met at the company’s registered offices and under the chairmanship of Dr. Pedro Moreira Salles, unanimously deciding “ad referendum” of the General Meeting:

1)
to declare complementary interest on capital for the fiscal year 2008 equivalent to R$ 0.2168 per share, to be paid on March 17, 2009 with retention of 15% withholding tax at source, resulting in net interest of R$ 0.18428 per share, excluding from this retention corporate stockholders  validly proving tax immunity or exemption; the corresponding credit entry to this interest shall be booked to the company’s accounts on March 9, 2009, on an individualized basis to each stockholder based upon the shareholding position at the close of business on March 9, 2009;

2)
also on March 17, 2009, to pay interest on capital declared by this Board of Directors at its meeting on December 18, 2008 equivalent to R$ 0.077 per share, with retention of withholding tax at source, resulting in net interest of R$ 0.06545 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption; the individualized credit entry corresponding to this interest was booked on December 30, 2008 based upon the shareholding position at the close of business on December 30, 2008, as already notified;

3)	thus, stockholders with shares since December 30, 2008 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 17, 2009
Declared on December 18, 2008	R$ 0.06545 per share
Declared on February 19, 2009	R$ 0.18428 per share
Total	R$ 0.24973 per share
(*) interest on capital, after 15% income tax withheld at source.

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 19, 2009. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer